SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MATERIAL FACT
COMPANHIA SIDERÚRGICA NACIONAL
Rua São José nº 20, Grupo 1602
Rio de Janeiro/RJ
Corporate Taxpayer's ID (CNPJ/MF): 33.042.730/0001 -04

     COMPANHIA SIDERÚRGICA NACIONAL (“CSN” or “Companhia”), pursuant to article 157 of Law 6404/76 and CVM Instruction 358/02, hereby informs its shareholders and the market that, in accordance with the applicable legislation, it published, on this date, a preliminary announcement of the launch of a public offer for the acquisition, by CSN itself or indirectly through one or more of its subsidiaries (“Offer”), of 100% of the 672,000,000 shares issued by Cimpor – Cimentos de Portugal, SGPS, S.A. (“CIMPOR”), whose shares are traded on the Euronext Lisboa under the ticker CPR PL, for €5.75 per share.

     The conclusion of the Offer will be subject to the acceptance by shareholders holding at least 50% plus one of the shares of CIMPOR’s capital stock and to approval by the necessary regulatory and/or antitrust authorities, among other conditions and/or requirements.

     CSN intends to finance the acquisition of CIMPOR through a combination of its own available funds and funding from first-tier banks.

     Despite not having been in contact with CIMPOR’s management, CSN expects to work together with the company’s administration, which has ably conducted Cimpor’s business until now, in order to successfully conclude the transaction .

     CIMPOR is a Portuguese company with presence in 13 countries. It is the national leader in Portugal, Cabo Verde and Mozambique, and occupies important positions in Brazil, Egypt, China, Spain, Turkey, South Africa, Tunisia, Morocco, India and Peru. Cimpor is within the top 10 world largest cement manufacturer in terms of market cap and is ranked 3rd in Brazil in terms of sales and 4th in cement production capacity. It has also consistently recorded one of the highest EBITDA margins in the sector.

     CSN’s management believes that this transaction will permit greater diversification in terms of products, new markets and geographical asset location, and contribute to reduce risks and add value to its shareholders. It will also substantially expand and consolidate the Company’s presence in the cement segment, in addition to its outstanding leading position in the steel, mining and logistics segments.

     The Company will keep the Brazilian Securities and Exchange Commission - CVM, the BOVESPA and the market informed of any developments regarding the matters dealt with in this Material Fact.

Rio de Janeiro, December 18, 2009

Companhia Siderúrgica Nacional
Paulo Penido Pinto Marques
Investor relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2009

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.